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December 23, 2021	Matthew C. Micklavzina
T +1 202 508 4636
matthew.micklavzina@ropesgray.com

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Lauren Hamilton

Re:                             BondBloxx ETF Trust (the “Trust”)
File Nos. 333-258986 and 811-23731

Dear Ms. Hamilton:

This letter is being filed to respond to the telephonic comments received from Ms. Hamilton on December 20, 2021 and December 22, 2021 regarding the Trust’s amended registration statement on Form N-1A. The Staff’s comment, together with the Trust’s response thereto, are set forth below.  Capitalized terms not defined in this letter have the same meaning as in the Trust’s amended Registration Statement. The Trust’s responses are reflected, to the extent applicable, in Pre-Effective Amendment No. 3 to the Trust’s Registration Statement, which the Trust filed on December 22, 2021. Capitalized terms not defined in this letter have the meanings assigned to them in the Registration Statement.

Staff Comment

Comment: In the Trust’s response to Staff Comment 11 in the response letter filed on December 17, 2021, the Trust noted that the Funds may be required to pay service providers if BondBloxx Investment Management Corporation (“BIM”) is unable to pay such fees.  Please explain supplementally how the Funds would account for such an event under US GAAP.

Response: The Trust, on behalf of each Fund, pays the compensation of the Funds’ service providers by way of payment of a unitary fee to BIM. BIM, on behalf of each Fund, pays each Fund’s ordinary operating expenses, including amounts due to the Funds’ service providers. From an accounting perspective, BIM facilitates payment of each Fund’s ordinary operating expenses, while the Funds accrue and bear those expenses in an amount equal to the unitary fee. BIM would only directly bear each Fund’s ordinary operating expenses if the assets of a Fund, and therefore the amount of the unitary fee, were too small to cover the aggregate amount of a Fund’s ordinary operating expenses in a year. In this way, the unitary

Securities and Exchange Commission	- 2 -	December 23, 2021

fee arrangement is economically equivalent to an expense cap, which involves an investment adviser agreeing to waive all or a portion of its advisory fee and/or reimburse a fund for ordinary operating expenses that exceed an agreed-upon level. If BIM were to be unable to bear these Fund expenses, the Funds would be responsible for paying those expenses out of the Funds’ assets. In accordance with GAAP, such expenses and liabilities would be recorded by the Funds when the event is both probable and can be reasonably estimated in accordance with ASC 450. Were such an expense or liability to be recorded, it would be reflected in a Fund’s NAV, performance and financial statements.

Please contact me at 202-508-4636 or Ed Baer at 415-315-6328 if you have any questions or concerns.

Sincerely,

/s/ Matthew C. Micklavzina

Matthew C. Micklavzina

cc:                                Jacob Sandoval, Branch Chief